Points International to Hold Second Quarter 2020 Conference Call on
Wednesday, August 12, 2020 at 4:30 p.m. ET

TORONTO - July 29, 2020 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points), the global leader in powering loyalty commerce, will hold a conference call on Wednesday, August 12, 2020 at 4:30 p.m. Eastern time to discuss its financial results for the second quarter ended June 30, 2020. The company will report its results in a press release prior to the conference call.

Points management will host the conference call, followed by a question and answer period.

Date: Wednesday, August 12, 2020

Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)

Toll-free dial-in number: 1-877-407-0784

International dial-in number: 1-201-689-8560

Conference ID: 13707859

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through August 26, 2020.

Toll-free replay number: 1-844-512-2921

International replay number: 1-412-317-6671

Replay ID: 13707859

About Points International Ltd.

Points, (TSX: PTS) (NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service, which offers earn and redemption opportunities via third-party or loyalty channels; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto, with offices in San Francisco, London, Singapore, and Dubai.

For more information, visit company.points.com.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

1-949-574-3860

IR@points.com